

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 20, 2008

Via Fax & U.S. Mail

Mr. William G. Barker III
Chief Financial Officer
Sun-Times Media Group, Inc.
350 North Orleans Street, 10-S
Chicago, Illinois 60654

      Re: Sun-Times Media Group Inc.
                Form 10-K for the year ended December 31, 2007
                File No. 001-14164

Dear Mr. Barker:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                     Sincerely,

                                     David R. Humphrey
                                     Branch Chief